2001 ANNUAL REPORT





selas
CORPORATION OF AMERICA



Selas Corporation of America

(the Company) is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in Dresher, Pennsylvania with subsidiaries in Minnesota, Ohio, California, France, Germany, Japan, Portugal and Singapore, operates directly or through subsidiaries in three business segments.

Under the Selas™ name, the Heat Technology segment designs and manufactures specialized industrial heat processing systems for the aluminum and glassware industries worldwide, and replacement parts for steel, aluminum, glass and other manufacturers worldwide. The Company's Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components, systems and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. The Company's Tire Holders, Lifts and Related Products segment manufactures products, primarily based on cable winch designs, for use as original equipment by the pick-up truck and minivan segment of the automotive industry.

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Financial Highlights

Years ended December 31	**2001(a)**	2000
Net sales	**$86,310,000**	$89,304,000
Income from continuing operations, net of tax	**$ 658,000**	$ 3,005,000
(Loss) from discontinued operations, net of tax	**(5,275,000)**	(69,000)
Net income (loss)	**$ (4,617,000)**	$ 2,936,000
Basic earnings (loss) per share:		
Continuing operations	**$ .13**	$.59
Discontinued operations	**(1.03)**	(.02)
Basic income (loss) per share	**$(.90)**	$.57
Diluted earnings (loss) per share		
Continuing operations	**$ .13**	$.59
Discontinued operations	**(1.03)**	(.02)
Diluted income (loss) per share	**$(.90)**	$.57
Working capital	**$ 6,978,000**	$14,839,000
Total assets	**$76,100,000**	$74,593,000
Total shareholders' equity	**$38,605,000**	$44,098,000

(a) The Company's large custom-engineered subsidiaries generated approximately $15.6 million and $27.3 million of revenue in 2001 and 2000, respectively, and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. These sales have been reclassified to discontinued operations.

Market and Dividend Information

QUARTER	2001 Market Price Range HIGH	2001 Market Price Range LOW	2000 Market Price Range HIGH	2000 Market Price Range LOW
First	$4.000	$3.100	$6.750	$4.875
Second	4.750	3.300	7.625	5.250
Third	4.500	2.850	7.500	4.625
Fourth	3.600	2.000	5.937	2.750

At February 7, 2002 the Company had 413 shareholders of record.

	2001	2000	1999
Dividends per share:			
First Quarter	$.045	$.045	$.045
Second Quarter	.045	.045	.045
Third Quarter	.045	.045	.045
Fourth Quarter	.000	.045	.045

The payment of any future dividends is subject to the discretion of the Board of Directors and is dependent on a number of factors, including the Company's capital requirements, financial condition, financial covenants and cash availability.

Selas is an equal opportunity employer.

THE COMMON STOCK OF SELAS CORPORATION OF AMERICA IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL SLS.

The cover of the 2001 Annual Report of Selas Corporation underscores the Company's transition from one dominated by large engineered systems for heavy industry to one focused on becoming the leading supplier of miniature medical and electronic products. Set against a background of assemblies for the hearing health market are enlarged photos of (from top to bottom) an integrated circuit that is packaged into hybrid assemblies, a multichip hybrid showing wire bonds, a grouping of ultra-miniature hearing aid hybrids. The Precision Miniature Medical and Electronic Products segment is the future growth area of Selas.

To Our Shareholders:

This year I would like to focus this letter on the transition of Selas Corporation of America. The Company's performance in 2001 underscored the need to execute the strategic plan for Selas put forth at the 2001 Annual Meeting. As I said at the Meeting, the future Selas will be built around the product lines of the Precision Miniature Medical and Electronic Products business segment.

This segment grew out of the acquisition of Resistance Technology Inc. (RTI) in 1993 and was to be a stabilizing force in the Corporation. It has done just that, but because of the Company's product mix, it has not been able to totally protect Selas from its cyclical markets. The large custom-engineered furnaces produced by our Heat Technology business segment in Europe have been a drain on the Company's operating income and cash flow for several years. Because of the size of the losses in this area for 2001 our profitable product lines were not able to offset them. We intend to dispose of the large custom-engineered furnace heat technology business, retaining only the small furnace business of CFR and Ermat and the replacement part and burner business in Dresher.

Before I discuss this transition further and the recent changes we have made, let's look at the year just past. For the year 2001, the Company reported a net loss of $4,617,000 or $0.90 per diluted share on sales of $86,310,000 compared with net income of $2,936,000 or $0.57 per diluted share on sales of $89,304,000 in 2000. Losses from the discontinued operations of the large custom-engineered furnace portion of the Heat Technology segment were $3,772,000 or $0.74 per diluted share on sales of $4,008,000 for the fourth quarter and $5,275,000 or $1.03 per diluted share on sales of $15,624,000 for the year. The comparable figures for these operations for 2000 were losses of $406,000 or $0.08 per diluted share on sales of $3,543,000 for the fourth quarter and losses of $69,000 or $0.02 per diluted share on sales of $27,322,000 for the year.

Continuing operations were profitable for the quarter and the year. Selas reported income from continuing operations of $98,000 or $0.02 per diluted share for the quarter and $658,000 or $0.13 per diluted share for the year, compared with income of $720,000 or $0.14 per diluted share for the fourth quarter of 2000, and $3,005,000 or $0.59 per diluted share for 2000.

In 2001, our Heat Technology segment's European operations continued to have problems. The large custom-engineered furnace business of our Heat Technology segment, which at one time was the driving force behind the Company, has turned in unsatisfactory performances for several years. For that reason, and to quickly move forward with the transitioning of Selas, we plan to dispose of the large custom-engineered furnace portion of the Heat Technology segment. This business area was responsible for the sale and production of the large custom-engineered furnaces primarily for the steel industry. It was centered in France with most of the work being done in Europe. While this segment had the potential to generate large sales, its performance has been poor and the market it serves subject to severe cyclical pressure. This large custom-engineered furnace business is better suited to be aligned with a larger strategic provider of facilities to the rolled steel industry where the Selas product line would be one part of a total package.

Even though our Precision Miniature Medical segment also felt the impact of the weak global economy in 2001, it performed well as did the Tire Holders, Lifts and Related Products segment. Additionally, the Precision Miniature Medical segment has become increasingly well grounded in serving the growing medical products market.

At the Annual Meeting of Shareholders in April of last year, I said that 2001 marked the beginning of an important transition period for Selas. At that same meeting, we took the first step in that transition with a change in the management of the Corporation. I asked the Board of Directors to share management's vision of building a Selas that was focused around its two largest business segments, Precision Miniature Medical and Electronic Products and Heat Technology. I also stressed the importance of creating shareholder value by optimizing all of Selas' assets. The Board of Directors agreed.

Management's vision for Selas calls for the Precision Miniature Medical and Electronic segment to become the driving force for the Corporation. Since its beginning with the acquisition of RTI, this segment has grown in importance to Selas. Its contribution to operating income has been significant. In some years, it has contributed more than 60% of that income. So, in effect, it could be said that the transition has been underway.

The Company's management has said many times that the Precision Miniature Medical segment is the future of Selas. It is the market area with the greatest potential for growth. To realize this potential, we plan to make this segment the leading supplier of miniature medical and electronic products to companies in growth markets. The miniature medical device market and its demand for increased portability, infection control, cost containment, reliability and customer satisfaction has high potential for Selas. Our core competencies position us well to expand our medical products line to capture even larger percentages of this business.

During this period, our hearing health area will continue to move from being a leading supplier of electromechanical components to a leading supplier of hearing aid amplifier assemblies and systems. In the coming months, we will be introducing several new digital hearing aid amplifier assemblies for key hearing health customers. In addition, the professional audio communication device segment will grow due to new products we will introduce for the fire, police and safety markets. With the focus on homeland security in the wake of the September 11 attack on the United States, these customers are looking for ways to improve their communications technology. We have also introduced a miniature pro headset audio line for the music and stage performance markets. Miniaturization and better performance in a noisy environment are key drivers for growth in these markets.

The common thread for all of the products in this segment is miniaturization. We have expertise in the robotic manufacture of miniature and micro miniature products. Our long-term strategy is to create accelerated growth for our Precision Miniature Medical and Electronic Products segment while building a new product mix for the Heat Technology segment limited to the smaller furnaces of CFR and Ermat and the replacement parts and burner business in Dresher. This will allow the income growth of this segment to have a greater impact on the Corporation's bottom line.

Disposing of the large custom-engineered furnace business addresses the most critical of the problems of the Heat Technology segment's European operation. We have also made changes in management and reporting and have developed a sound strategy for strengthening the remaining business of this segment. We will have more to say about this as it unfolds in 2002.

As we look at the year ahead, we are optimistic that the continuing operations of Selas will show improved results over the year just ended. The strengthening of the economy will be essential to any significant recovery during the year but we see signs of improvement. Your management team at Selas is committed to gaining recognition in the financial community for the new direction and new potential of Selas. We take our obligation to our shareholders, customers and employees seriously.

There have been a number of changes in your Board of Directors since the last Annual Report. In December 2001 John H. Austin, Jr. retired as a Director of the Corporation. He made significant contributions to the management of Selas and we wish him well in his retirement. Joining the Board of Directors as we start 2002 are John Duerden, CEO of Xerox Engineering Systems, a subsidiary of Xerox Corporation, and Robert N. Masucci, Chairman of Montgomery Capital Advisors, Inc. Both men bring considerable experience that will be valuable to your Corporation. We are pleased to welcome them to the Board.

In closing, I would like to take this opportunity, on behalf of the management and the Board of Directors of Selas, to thank you for your continued interest and support.

Mark S. Gorder
President and Chief Executive Officer

Selas Corporation of America
Five-Year Summary of Operations
(In thousands, except for share and per share data)

Years ended December 31	2001(a)	2000(b)	1999	1998(c)	1997(d)
Sales, net	**$ 86,310**	$ 89,304	$ 77,839	$ 81,488	$ 71,912
Cost of sales	**66,974**	68,384	57,640	59,455	52,470
Selling, general and administrative expenses	**17,143**	15,935	15,857	14,559	13,380
Interest expense	**515**	574	534	634	660
Interest income	**(97)**	(45)	(51)	(73)	(63)
Other (income) expense, net	**144**	(409)	318	(47)	(502)
Income from continuing operations before income taxes	**1,631**	4,865	3,541	6,960	5,967
Income taxes	**973**	1,860	1,803	1,680	1,777
Income from continuing operations	**658**	3,005	1,738	5,280	4,190
Income (loss) from discontinued operations, net of income taxes	**(5,275)**	(69)	(9)	(1,670)	197
Net income (loss)	**$ (4,617)**	$ 2,936	$ 1,729	$ 3,610	$ 4,387
Basic earnings (loss) per share:					
Continuing operations	**$ .13**	$.59	$.33	$1.01	$.80
Discontinued operations	**(1.03)**	(.02)	—	(.32)	.04
Net income (loss)	**$(.90)**	$.57	$.33	$.69	$.84
Diluted earnings (loss) per share:					
Continuing operations	**$.13**	$.59	$.33	$1.00	$.78
Discontinued operations	**(1.03)**	(.02)	—	(.32)	.04
Net income (loss)	**$(.90)**	$.57	$.33	$.68	$.82
Comprehensive income (loss)	**$ (4,802)**	$ 1,746	$ 1,672	$ 3,665	$ 4,802
Weighted average number of shares outstanding during year					
Basic	**5,119,214**	5,121,513	5,196,072	5,233,016	5,213,124
Diluted	**5,134,084**	5,134,494	5,208,090	5,310,354	5,354,978

Other Financial Highlights

(In thousands, except for share and per share data)

Years ended December 31	**2001(a)**	2000(b)	1999	1998(c)	1997(d)
Working capital	**$ 6,978**	$ 14,839	$ 11,551	$ 13,467	$ 13,546
Total assets	**$ 76,100**	$ 74,593	$ 67,044	$ 70,337	$ 61,912
Long-term debt	**$ 3,215**	$ 808	$ 1,617	$ 3,102	$ 5,518
Long-term benefit obligations	**$ 3,879**	$ 3,773	$ 3,847	$ 3,770	$ 3,711
Shareholders' equity:					
Capital stock and additional paid-in capital	**$ 17,647**	$ 17,647	$ 17,647	$ 17,556	$ 17,382
Retained earnings	**23,298**	28,607	26,593	25,798	23,130
Accumulated other comprehensive income (loss)	**(1,075)**	(891)	299	357	302
Treasury stock	**(1,265)**	(1,265)	(1,203)	(382)	(382)
Total shareholders' equity	**$ 38,605**	$ 44,098	$ 43,336	$ 43,329	$ 40,432
Depreciation and amortization	**$ 4,025**	$ 3,773	$ 3,690	$ 3,539	$ 3,221
Dividends per share	**$.135**	$.18	$.18	$.18	$.178

The Company's large custom-engineered furnace subsidiaries have been accounted for as a discontinued operation. Accordingly, the historical financial information has been reclassified. See Note 2 to the consolidated financial statements.

(a) On January 11, 2001, the Company acquired the stock of Lectret, a Singapore based company.

On April 25, 2001, the Company sold a minority interest of Nippon Selas, a Tokyo, Japan based company to three directors of Nippon Selas.

(b) On January 12, 2000, a subsidiary of the Company acquired the stock of Ermat S.A.

On June 6, 2000, the Company acquired the remaining 50.1% interest of Nippon Selas.

(c) On February 28, 1998, a subsidiary of the Company acquired the stock of CFR.

On May 27, 1998, a subsidiary of the Company acquired the stock of IMB Electronic Products, Inc.

On October 28, 1998, a subsidiary of the Company, RTI Technologies PTE LTD, acquired certain assets and liabilities of Lectret.

(d) On February 21, 1997, a subsidiary of the Company acquired the assets of RTI Electronics, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 Compared with 2000

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Consolidated net sales decreased 3.3% to $86.3 million in 2001 from $89.3 million in 2000. Net sales for the heat technology segment increased to $33.5 million in 2001 compared to $31.8 million in 2000. The increase in sales in 2001 is attributable to a contract in backlog at the beginning of the year along with higher sales of replacement parts and burners partially offset by lower sales of smaller heat treating furnaces produced by the Company's CFR and Ermat subsidiaries. CFR and Ermat manufacture small heat treating furnaces utilized in the aluminum and glassware industries worldwide. Sales and earnings of heat treating contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis. Backlog for the heat technology segment was $16.8 million as of December 31, 2001 compared to $20.4 million as of December 31, 2000.

The Company's precision miniature medical and electronic products segment net sales decreased to $37.8 million in 2001 from $39.7 million in 2000. Revenue decreased in the current year compared to 2000 because of lower sales of thermistor and capacitor parts to the electronics and telecommunications industries and lower shipments of component parts to the hearing health industry. These decreases were partially offset by the inclusion in the current year of the sales of approximately $3 million of Lectret, a Singapore manufacturer of microphone capsules acquired in January, 2001. The Company's sales in this segment are affected by the telecommunications industry which continues its ongoing slump and the hearing health markets which have been flat for the last several years.

Net sales for the tire holders, lifts and related products segment decreased to $15.0 million in 2001 compared to $17.8 million in 2000. The decline in revenue is due to lower sales of tire lift products to the Company's automotive customers, reflecting the conditions within this industry and the loss of a contract at the beginning of the year to supply tire lifts for one of its customer's new car models.

The Company's gross profit margin as a percentage of sales decreased to 22.4% in 2001 from 23.4% in 2000. Gross profit margins for the heat technology segment increased to 21.0% for 2001 compared to 17.1% for 2000. Heat technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the contract. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. The gross profit margins for 2001 were higher because of the increased revenue generated by sales of replacement parts and burners, which typically have better profit margins than heat treating contracts. This improvement was partially offset by cost overruns on some of the smaller furnace orders at the Company's CFR subsidiary. Heat technology reserves for guarantee obligations and estimated future costs of services increased to $.9 million in 2001 from $.5 million in 2000 due to the completion or near-completion of several contracts during the year. Guarantee obligations and estimated future service costs on contracts extend for up to one year from completion.

Gross profit margins for the precision miniature medical and electronic products segment decreased to 26.1% in 2001 from 29.1% in 2000. The lower margins in the current year are attributable to the mix of product sales between the periods as hearing health component parts, whose sales have been declining, have higher profit margins compared to some of the segment's other products, particularly hearing health system parts, whose sales have been increasing.

Gross profit margins for the tire holders, lifts and related products segment decreased to 16.2% in 2001 from 22.1% in 2000. The lower margins in the current year are due to a loss of efficiencies in the tire lift production process resulting from the decline in sales to the automotive industry.

Selling, general and administrative expenses (SG&A) increased 7.6% to $17.1 million in 2001 compared to $15.9 million in 2000. The higher selling, general and administrative expenses in the current year are due primarily to the January 2001 acquisition of Lectret, a Singapore microphone capsule manufacturer and the inclusion of Nippon Selas results for a full year. The remaining equity investment in Nippon Selas was acquired in June, 2000.

Research and development costs increased to $1.5 million in 2001 compared to $1.2 million in 2000 due to increased activity at the Precision Miniature Medical Segment. Interest expense was basically unchanged at $.5 million in 2001 compared to $.6 million in 2000. Interest income increased to $97,000 in 2001 compared to $45,000 in 2000 due mainly to interest imputed on a trade note receivable.

Other (income) expense includes gains on foreign exchange of $46,000 and $38,000 in 2001 and 2000, respectively. Other income in 2000 also includes investment income of approximately $247,000.

The effective tax rate in 2001 and 2000 on income before income taxes was 59.7% and 38.2%, respectively. See note 12 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate. In 2001, the Company recognized an increase to the valuation allowance related to certain foreign net operating losses which the company believes are not more than likely to be realized in the coming years.

Consolidated net (loss) of $4.6 million in 2001 decreased from income of $2.9 million in 2000. The Company's heat technology segment had income of $.5 million in 2001 compared to $.5 million in 2000. The precision miniature medical and electronic products segment's income decreased to $.3 million in 2001 compared to $1.8 million in 2000 due to the decline in sales of parts to the electronics and hearing health industries and higher SG&A expenses related to the acquisition of Lectret. The Company's tire holders, lifts and related products segment decreased its net income to $.7 million in 2001 compared to $1.4 million in 2000 because of lower tire lift sales to the automotive industry and a loss of production efficiencies in the manufacturing process. General corporate expenses, net, increased to $852,000 in 2001 from $679,000 in 2000.

Discontinued operations generated a $5.3 million loss in 2001 compared to a loss of $69,000 in 2000. The increase in the loss is due to the delay in the receipt of a large engineered contract and lower gross profit margins on certain orders completed in 2001 and cost overruns on contracts started in 2000. In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with their European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.

Liquidity and Capital Resources

Consolidated net working capital decreased to $7.0 million at December 31, 2001 from $14.8 million at December 31, 2000. The decrease is due primarily to the purchases of property and equipment, paydown of long-term debt and payment of dividends offset by net assets acquired through acquisitions. The major changes in components of working capital for the year were lower accounts receivable of $5.5 million, higher inventories of $2.4 million, higher notes payable of $3.1 million, lower income taxes payable of $.7 million, and higher current maturities of long-term debt of $.7 million. These changes relate mainly to the ongoing operations of the Company and to a lesser extent, the acquisition of Lectret in January, 2001. As part of the ongoing operations of the Company, management periodically performs a strategic analysis of all assets of the Company to ensure that an appropriate rate of return is achieved from the invested capital.

The Company's long-term debt at December 31, 2001 was $3.2 million. The increase in long-term debt is due to the refinancing in January, 2001 of the Company's credit facilities partially offset by repayments. The increase in notes payable relates to the same credit facility refinancing and repayments during the year.

At September 30, 2001, the Company did not meet the tangible capital funds covenant of its existing loan agreement and revolving credit facilities. The Company has obtained waivers from the bank through April 15, 2002. The Company has been negotiating with the bank to obtain new domestic revolving credit facilities, new domestic long-term financing and a new European working capital credit arrangement that is used for working capital or guarantees for customer advance payments on contracts.

On April 15, 2002, the Company entered into a second waiver and amendment agreement for its domestic and foreign revolving credit and term loan facilities and obtained a new domestic supplemental credit facility in the amount of $5,000,000 to be used for additional domestic borrowing and for the issuance of advance payment guarantees. Borrowings under the amended credit facilities bear interest at LIBOR plus 1.5% to 2.5%

until the sale of the discontinued operations at which time the remaining credit facilities after paydown with proceeds, if any, from the sale bear interest at LIBOR plus 1.5% to 2.0% for the remaining term of the loan and a commitment fee of .25% per annum is payable on the unborrowed portion. In addition, the Company has agreed to pay a nonrefundable commitment fee of $150,000 plus an amount equal to 2% of that portion of the gross price of the sale of the European discontinued operation in excess of 7,000,000 Euros.

The Company's domestic revolving credit loan facilities of $2,977,526 matures on January 31, 2003. The European term loan and credit facilities of $1,499,311 and $5,328,390, respectively, mature on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The domestic term loan credit facilities of $2,465,833 continue to expire during the period from July 1, 2004 and February 1, 2006. The Company's guarantee customer advance payments of $1,960, 418 expire on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The new domestic supplemental credit facility of $5,000,000 matures on the earlier of January 31, 2003 or the date of the sale of the discontinued operations.

In connection with the second waiver and amendment agreement, the Company has pledged as collateral substantially all of the assets of the Company's domestic and foreign subsidiaries except for those assets that are impractical to pledge under local law. The credit facilities contain restrictive covenants regarding the payment of cash dividends, capital expenditures, acquisitions, maintenance of working capital, net worth and shareholders' equity, along with the maintenance of certain financial ratios.

As of December 31, 2001, the Company was not required to maintain any financial covenants due to the receipt of a waiver from the financial institution. The impact of the amended credit facilities is expected to be an increase in interest expense of approximately $200,000. Management believes that the Company will be able to maintain the amended covenants through January 1, 2003.

We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of the European subsidiaries, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs

Contractual Obligations

The following tables represent the Company's contractual obligations and commercial commitments as of December 31, 2001.

Contractual Obligations	Payments Due by Period: Total	Current	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 4,711,000	$1,496,000	$2,458,000	$ 757,000	$
Operating leases	9,754,000	1,441,000	2,787,000	2,358,000	3,168,000
Other long-term obligations	2,572,000	718,000	1,854,000		
Total contractual cash obligations	$17,037,000	$3,655,000	$7,099,000	$3,115,000	$3,168,000

Other Commercial Commitments	Amount of Commitment Expiration By Period: Total Amounts Committed	Current	2-3 Years	4-5 Years	Over 5 Years
Lines of credit	$ 9,422,000	$ 9,422,000			
Guarantees	2,553,000	2,390,000	163,000		
Total commercial commitments	$11,975,000	$11,812,000	$ 163,000		

A significant portion of the heat technology segment sales and the discontinued operations are denominated in foreign currencies, primarily the French franc. Generally, the income statement effect of changes in foreign currencies is partially or wholly offset by the European subsidiaries' ability to make corresponding price changes in the local currency. From time to time the impact of fluctuations in foreign currencies may have a material effect on the financial results of the Company. See note 14 to the consolidated financial statements.

The Company is a defendant along with a number of other parties in approximately 253 lawsuits as of December 31, 2001 (approximately 100 as of December 31, 2000) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the non-informative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 – July 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Company's excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management is of the opinion that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity, or results of operations.

Beginning in January 2002, new Euro-denominated bills and coins were issued, and legacy currencies will be withdrawn from circulation. The Company has recognized this situation and has developed a plan to address any issue being raised by the currency conversion. Possible issues include, but are not limited to, the need to adapt computer and financial systems to recognize Euro-denominated transactions, as well as the impact of one common European currency on pricing. The Company believes that all issues have been resolved during 2001. No issues have arisen in 2002 that impact the Company's ability to operate.

During the first quarter of 1999, the Company implemented a program to repurchase up to 250,000 shares of its common stock, which at the time represented approximately 5% of its total shares outstanding. The shares have been purchased from time to time on the open market during 1999 and 2000. As of December 31, 2001, the Company has repurchased a total of 152,190 shares of its common stock at a cost of $883,141.

New Accounting Pronouncements

In July, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations". Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no significant acquisitions after June 30, 2001.

Also in July, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. After transition, the impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 121.

As of the date of adoption, the Company has unamortized goodwill in the amount of $15,632,000, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was approximately $664,036 and $733,000 for the year ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practical to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Adoption is required for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is in the process of analyzing the implications of SFAS 143 and does not believe that the adoption of this statement will have a material impact on the net earnings of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS Statement 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. SFAS Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the implications of this statement and does not expect the guidance to have a material impact on the net earnings of the Company.

2000 Compared with 1999

Consolidated net sales increased 14.7% to $89.3 million in 2000 from $77.8 million in 1999. Net sales for the heat technology segment increased to $31.8 million in 2000 compared to $23.8 million in 1999. The increase in sales in 2000 is attributable to higher sales generated by CFR and sales from Ermat S.A., the French small furnace manufacturer acquired in January, 2000. Sales and earnings of engineered contracts are recognized on the percentage of completion method and generally require more than twelve months to complete. The Company is not dependent on any one heat technology customer on an ongoing basis. Backlog for the heat technology segment was $20.4 million as of December 31,. 2000 compared to $8.9 million as of December 31, 1999.

The Company's precision miniature medical and electronic products segment net sales increased to $39.7 million in 2000 from $35.5 million in 1999. Revenue increased compared to 1999 due to higher sales to the hearing health, medical infusion and electronic products industries, reflecting the improved conditions in those markets during the current year.

Net sales for the tire holders, lifts and related products segment decreased to $17.8 million in 2000 compared to $18.6 million in 1999. The decrease in revenue results from lower unit sales of tire lifts to the automotive industry due to a downturn in that market toward the end of the year. The downturn in the market continued through 2001.

The Company's gross profit margin as a percentage of sales decreased to 23.4% in 2000 from 26% in 1999. Gross profit margins for the heat technology segment decreased to 17.1% for 2000 compared to 24% for 1999. Heat technology gross profit margins vary markedly from contract to contract, depending on customer specifications and other conditions related to the contract. The gross profit margins for 2000 were impacted by revenue recognized on contracts that had higher than expected costs, partially offset by higher sales of spare and replacement parts, which generally have higher profit margins. Heat technology reserves for guarantee obligations and estimated future costs of services were unchanged at $.5 million in 2000 and $.5 million in 1999. Guarantee obligations and estimated future service costs on contracts extend for up to one year from completion.

Gross profit margins for the precision miniature medical and electronic products segment decreased to 29.1% in 2000 from 30.2% in 1999. The reduction in margins in 2000 is partially attributable to the mix of product sales between the years as precision miniature systems, medical infusion parts and electronic products have varying profit margins. Partially offsetting the lower margins due to product mix in 2000 were lower costs resulting from the consolidation of the production facilities of RTI Electronics into one location, which was completed in 1999.

Gross profit margins for the tire holders, lifts and related products segment improved to 22.1% in 2000 from 20.9% in 1999. The improvement in 2000 is due to efficiencies from higher production through most of the period partially offset by the decrease in sales over the last several months of the year.

Selling, general and administrative expenses were unchanged at $15.9 million in 2000 and $15.9 million in 1999.

Research and development costs decreased to $1.2 million in 2000 compared to $1.3 million in 1999. Interest expense increased slightly to $.6 million in 2000 compared to $.5 million in 1999 due to higher average borrowings of notes payable and higher interest rates offset by repayments of long-term debt. Interest income decreased to $45,000 in 2000 compared to $51,000 in 1999, due to lower average funds available for investment in 2000.

Other (income) expense includes gains on foreign exchange of $38,000 and losses of $191,000 in 2000 and 1999, respectively. Other income in 2000 also includes investment income of approximately $247,000.

The effective tax rate in 2000 and 1999 on income before income taxes was 38.2% and 50.9%, respectively. See note 12 to the consolidated financial statements regarding the reconciliation of the statutory income tax rate to the effective tax rate.

Consolidated net income of $2.9 million in 2000 increased 70.5% from $1.7 million in 1999. The Company's heat technology segment had income of $.5 million compared to a loss of $.3 million in 1999 due to higher sales partially offset by several contracts that had higher than expected costs. The precision miniature medical and electronic products segment's income increased to $1.8 million in 2000 compared to $1.3 million in 1999 as a result of higher sales and lower costs due to the consolidation of RTI Electronics production facilities. The Company's tire holders, lifts and related products segment increased its net income to $1.4 million in 2000 compared to $1.3 million in 1999 despite lower sales because of increased efficiencies in its tire lift production through most of the year. General corporate expenses, net of tax, increased to $679,000 in 2000 from $613,000 in 1999.

Discontinued operations increased its net loss in 2000 to $69,000 from $9,000 in 1999. The marginal increase in the loss was due to higher SG&A expenses partially offset by improved gross profit margins.

In 1999, the Company was informed by an automotive customer that the Company will not supply the tire lift for a 2001 model year vehicle. The Company will continue to supply the tire lift for the current vehicle model on a declining volume basis through 2002. The Company continues to pursue tire lift orders for other vehicles with this customer as well as other customers during the year 2001.

Significant Accounting Policies

The significant accounting policies of the Company are described in note 1 to the consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

Certain accounting estimates and assumptions are particularly sensitive because of their significance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with significant estimates and assumptions are described below.

Revenue Recognition

A portion of the Company's net sales from its heat technology segment is generated pursuant to contracts that require substantial time to complete and are accordingly accounted for on a percentage-of-completion basis. Under this method of accounting, the sales recognized on each contract during a particular accounting period are determined by multiplying the total contract amount by the ratio of costs incurred to estimated total costs and deducting sales recognized in prior accounting periods. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Under percentage-of-completion accounting, revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of the final cost. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. In addition, the Company provides reserves for guarantee obligations and estimated future costs of service under these contracts based on its past experience with similar projects and provides currently for any anticipated or known contract losses.

The Company's custom-engineered systems business is cyclical in nature. While customers for the Company's custom-engineered systems are located throughout the world, there is a finite market for the Company's custom-engineered furnaces. These furnaces have long useful lives, and replacement business is not a significant factor in sales of such installations.

Discontinued Operations

The Company continuously assesses the return on their business segments. When management with the appropriate level of authority determines that a plan is in place to restructure the operations of a business or discontinue an operation, contractural commitments and obligations are recorded. See a discussion in note 2 to the consolidated financial statements.

Deferred Taxes

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001.

Litigation

The Company is involved in lawsuits arising in the normal cost of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially offset the Company's consolidated financial position, liquidity or results of operations.

Risk Factors

The Company has experienced and expects to continue to experience fluctuations in its results of operations. Factors that affect the Company's results of operations include the volume and timing of orders received, changes in the global economy and financial markets, changes in the mix of products sold, market acceptance of the Company's and its customer's products, competitive pricing pressures, global currency valuations, the availability of electronic components that the Company purchases from suppliers, the Company's ability to meet increasing demand, the Company's ability to introduce new products on a timely basis, the timing of new product announcements and introductions by the Company or its competitors, changing customer requirements, delays in new product qualifications, and the timing and extent of research and development expenses. As a result of the foregoing or other factors, there can be no assurance that the Company will not experience material fluctuations in future operating results on a quarterly or annual basis, which would materially and adversely affect the Company's business, financial condition and results of operations.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of the European subsidiaries, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs. If, however, we do not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

Forward-Looking and Cautionary Statements

Certain statements herein that include forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "estimate", "plan" or "continue" or the negative thereof or other variations thereon are, or could be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are affected by known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the results, performance and achievements expressed or implied in the Company's forward-looking statements. These risks, uncertainties and factors include competition by competitors with more resources than the Company, foreign currency risks arising from the Company's foreign operations, and the cyclical nature of the market for large heat technology contracts. Reference is made to the Company's 2001 Annual Report on Form 10-K regarding other important factors that could cause the actual results, performance or achievement of the Company to differ materially from those contained in or implied by any forward-looking statement made by or on behalf of the Company, including forward-looking statements contained herein.

Selas Corporation of America
Consolidated Statements of Operations

Years ended December 31	2001	2000	1999
Sales, net	$86,309,803	$89,304,452	$77,838,926
Operating costs and expenses			
Costs of sales	66,973,503	68,384,514	57,639,610
Selling, general and administrative expenses	17,143,105	15,934,687	15,856,986
Operating income	2,193,195	4,985,251	4,342,330
Interest expense	515,347	573,893	534,196
Interest income	(97,401)	(44,572)	(50,872)
Other (income) expense, net	143,873	(408,910)	317,915
Income from continuing operations before income taxes	1,631,376	4,864,840	3,541,091
Income taxes	973,761	1,860,305	1,802,649
Income from continuing operations	657,615	3,004,535	1,738,442
(Loss) from discontinued operations, net of income taxes	(5,274,930)	(68,749)	(9,282)
Net income (loss)	$ (4,617,315)	$ 2,935,786	$ 1,729,160
Basic earnings (loss) per share:			
Continuing operations	$ .13	$.59	$.33
Discontinued operations	(1.03)	(.02)	.00
Net income (loss)	$(.90)	$.57	$.33
Diluted earnings (loss) per share:			
Continuing operations	$ .13	$.59	$.33
Discontinued operations	(1.03)	(.02)	.00
Net income (loss)	$(.90)	$.57	$.33
Comprehensive income (loss)	$ (4,802,477)	$ 1,746,209	$ 1,671,549

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Assets	2001	2000
Current assets		
Cash, including cash equivalents of $391,000 in 2001 and $428,000 in 2000	$ 3,636,673	$ 3,782,359
Accounts and notes receivable (including unbilled receivables of $1,857,000 in 2001 and $3,775,000 in 2000), less allowance for doubtful accounts of $456,000 in 2001 and $453,000 in 2000	17,376,784	22,837,518
Inventories	13,810,209	11,376,744
Deferred income taxes	1,521,809	1,457,385
Other current assets	1,033,689	1,298,897
Total current assets	37,379,164	40,752,903
Property, plant and equipment		
Land	554,943	554,943
Buildings	7,143,408	7,161,309
Machinery and equipment	32,502,680	30,436,805
	40,201,031	38,153,057
Less: Accumulated depreciation	25,621,190	22,701,389
Net property, plant and equipment	14,579,841	15,451,668
Net assets of discontinued operations	6,636,127	1,676,929
Excess of cost over net assets of acquired subsidiaries, less accumulated amortization of $4,562,000 and $3,898,000	15,631,502	15,599,884
Deferred income taxes	350,014	264,776
Other assets, less amortization	1,523,320	846,607
	$76,099,968	$74,592,767

See accompanying notes to the consolidated financial statements.

December 31, 2001 and 2000

Liabilities and Shareholders' Equity	2001	2000
Current liabilities		
Notes payable	$ 9,422,202	$ 6,264,415
Current maturities of long-term debt	1,496,033	818,460
Accounts payable	10,232,880	9,908,141
Federal, state and foreign income taxes	461,393	1,201,720
Customers' advance payments on contracts	2,809,988	2,624,038
Guarantee obligations and estimated future costs of service	878,952	506,102
Other accrued liabilities	5,100,021	4,590,936
Total current liabilities	30,401,469	25,913,812
Long-term debt	3,214,934	807,936
Other postretirement benefit obligations	3,878,948	3,772,574
Contingencies and commitments		
Shareholders' equity		
Common shares, $1 par; 10,000,000 shares authorized; 5,634,968 shares issued	5,634,968	5,634,968
Additional paid-in capital	12,012,541	12,012,541
Retained earnings	23,297,747	28,606,413
Accumulated other comprehensive loss	(1,075,561)	(890,399)
	39,869,695	45,363,523
Less: 515,754 common shares, respectively, held in treasury, at cost	(1,265,078)	(1,265,078)
Total shareholders' equity	38,604,617	44,098,445
	$76,099,968	$74,592,767

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	**$(4,617,315)**	$2,935,786	$1,729,160
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**4,025,394**	3,772,752	3,689,944
Equity in loss of unconsolidated affiliate		9,341	2,181
(Gains) losses on sale of property and equipment	**(1,982)**	(9,247)	20,288
Deferred taxes	**(62,571)**	(327,733)	549,253
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**3,873,518**	(4,796,697)	(89,376)
(Increase) decrease in inventories	**(2,235,897)**	(867,358)	687,363
(Increase) decrease in other assets	**(1,203,959)**	204,559	(1,063,592)
Increase (decrease) in accounts payable	**(313,580)**	4,028,946	493,690
Increase (decrease) in accrued expenses	**405,504**	247,679	(495,480)
Increase in customer advances	**286,611**	1,788,403	617,885
Increase (decrease) in other liabilities	**160,889**	(512,764)	(25,661)
Net cash provided by operating activities	**316,612**	6,473,667	6,115,655
Net cash provided (used) by discontinued operations	**3,071,679**	(158,226)	(400,150)
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(2,332,113)**	(3,675,930)	(3,842,191)
Proceeds from sales of property and equipment	**11,847**	24,260	117,444
Dividend from unconsolidated affiliate			14,476
Acquisition of subsidiary companies, net of cash acquired	**(65,155)**	365,357	(37,895)
Net cash (used) by investing activities	**(2,385,421)**	(3,286,313)	(3,748,166)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**3,396,314**	2,227,453	1,914,792
Repayments of short-term borrowings	**(3,942,418)**	(92,730)	(1,132)
Proceeds from borrowings used to acquire subsidiaries	**672,136**		
Proceeds from long-term debt	**1,919,191**		1,014,186
Repayments of long-term debt	**(2,250,140)**	(1,261,863)	(3,665,315)
Proceeds from exercise of stock options			83,540
Purchase of treasury shares		(62,308)	(820,833)
Payment of dividends	**(691,351)**	(922,053)	(934,303)
Net cash (used) by financing activities	**(896,268)**	(111,501)	(2,409,065)
Effect of exchange rate changes on cash	**(252,288)**	(271,137)	(147,880)
Increase (decrease) in cash and cash equivalents	**(145,686)**	2,646,490	(589,606)
Cash and cash equivalents beginning of year	**3,782,359**	1,135,869	1,725,475
Cash and cash equivalents end of year	**$3,636,673**	$3,782,359	$1,135,869

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999

	Common Stock		Additional		Accumulated Other Comprehensive			Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Income (Loss)	Comprehensive Income (loss)	Treasury Stock	Shareholders' Equity
Balance, January 1, 1999	5,615,081	$5,615,081	$11,941,498	$25,797,823	$ 356,789		$ (381,937)	$43,329,254
Net income				1,729,160		$ 1,729,160		1,729,160
Translation (loss)					(57,611)	(57,611)		(57,611)
Exercise of 19,887 stock options	19,887	19,887	71,043					90,930
Purchase of 141,290 treasury shares							(820,833)	(820,833)
Cash dividends paid ($.18 per share)				(934,303)				(934,303)
Comprehensive income						$ 1,671,549		
Balance December 31, 1999	5,634,968	5,634,968	12,012,541	26,592,680	299,178		(1,202,770)	43,336,597
Net income				2,935,786		$ 2,935,786		2,935,786
Translation (loss)					(1,189,577)	(1,189,577)		(1,189,577)
Purchase of 10,900 treasury shares							(62,308)	(62,308)
Cash dividends paid ($.18 per share)				(922,053)				(922,053)
Comprehensive income						$ 1,746,209		
Balance December 31, 2000	5,634,968	5,634,968	12,012,541	28,606,413	(890,399)		(1,265,078)	44,098,445
Net (loss)				(4,617,315)		$(4,617,315)		(4,617,315)
Translation (loss)					(222,013)	(222,013)		(222,013)
Derivative financial instrument fair value adjustment					36,851	36,851		36,851
Cash dividends paid ($.135 per share)				(691,351)				(691,351)
Comprehensive (loss)						$(4,802,477)		
Balance December 31, 2001	5,634,968	$5,634,968	$12,012,541	$23,297,747	$(1,075,561)		$(1,265,078)	$38,604,617

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Selas Corporation of America is a diversified firm with international operations and sales that engages in the design, development, engineering and manufacturing of a range of products. The Company, headquartered in Dresher, Pennsylvania with subsidiaries in Minnesota, Ohio, California, France, Germany, Japan, Portugal and Singapore, operates directly or through subsidiaries in three business segments.

Under the Selas™ name, the Heat Technology segment designs and manufactures specialized industrial heat processing systems for the aluminum and glassware industries worldwide, and replacement parts for steel, aluminum, glass and other manufacturers worldwide. The Company's Precision Miniature Medical and Electronic Products segment designs and manufactures microminiature components, systems and molded plastic parts primarily for the hearing instrument manufacturing industry and also for the electronics, telecommunications, computer and medical equipment industries. The Company's Tire Holders, Lifts and Related Products segment manufactures products, primarily based on cable winch designs, for use as original equipment by the pick-up truck and minivan segment of the automotive industry.

Basis of Presentation — In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries. See further information in note 2 to the consolidated financial statements.

Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Affiliated Company — The Company accounts for its majority interest in Nippon Selas Company Ltd., Tokyo, Japan on the equity method.

Cash equivalents — The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories — Inventories, other than inventoried costs relating to long-term contracts, are stated at the lower of cost or market. The cost of the inventories was determined by the average cost and first in, first out method. Inventoried costs relating to long-term contracts are stated at the production and engineering cost, including overhead as well as actual costs incurred from sub-contractors, which are not in excess of estimated realizable value.

Revenue Recognition — As long-term contracts progress, the Company records sales and cost of sales based on the percentage-of-completion method, whereby the sales value is determined by multiplying the total contract amount by the percent of costs incurred to estimated total costs. Such contract costs and expenses incurred on a progress basis at the time the sales value is recorded are charged to cost of sales. Revised costs may be affected by changes in material purchase price estimates, labor and subcontractor completion estimates and other factors related to the contract. General and administrative costs are expensed as incurred. The Company provides currently for anticipated and known contract losses. Guarantee obligations and estimated future contract costs of services on engineered contracts are based on past experience of similar projects. Due to the nature of engineered contracts, the guarantee obligations and estimated future costs will vary significantly from contract to contract. Revisions in cost estimates during the progress of the work under the contracts have the effect of including in the current accounting period adjustments necessary to reflect the results indicated by the revised estimates of final cost. Sales of manufactured products not sold under long-term contracts are recorded upon shipment to the customer.

Property, Plant and Equipment — Property, plant and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of 5 to 50 years for buildings and improvements, and 3 to 12 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

Excess of Cost Over Net Assets of Acquired Subsidiaries — Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized on a straight-line basis over the expected periods to be benefited, which currently is between fifteen and forty years.

Patents and other intangible assets are valued at the lower of amortized cost or fair market value and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 5 to 20 years. Costs related to start-up activities and organization costs are expensed as incurred.

The Company assesses the recoverability of intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future cash flows of the business for which the intangible assets arose. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds or fair value of the asset, where appropriate. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivative Financial Instruments — The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and foreign currency risks. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense. The gains and losses on foreign currency exchange contracts are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items.

Employee Benefit Obligations — The Company provides health care insurance for certain domestic retirees and employees. The Company also provides retirement related benefits for certain foreign employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefit.

Deferred pension costs are actuarially determined and are amortized on a straight-line basis over the expected periods to be benefited, which currently is 15 years.

Research and Development Costs — Research and development costs, including supporting services, amounted to $1,523,000 in 2001, $1,182,000 in 2000 and $1,260,000 in 1999. Such costs are charged to expense when incurred.

Earnings Per Share — Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflects the potential dilution of securities that could share in the earnings.

Reclassifications — Certain prior year balances have been reclassified to be consistent with the current year presentation.

Use of Estimates — Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the recording of reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Comprehensive Income (Loss) — Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, and derivative financial instrument gains and is presented in the consolidated statements of shareholders' equity.

Segment Disclosures — The Company's reporting segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The segment disclosure is consistent with the management decision making process that determines the allocation of resources to a segment and the measuring of their performance.

New Accounting Standards Adopted — The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133 as of January 1, 2001. These Statements establish accounting and reporting standards for derivative instruments. The cumulative effect of the adoption of these statements was a decrease to other comprehensive (loss) of less than $45,000.

New Accounting Pronouncements — In July, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations". Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company had no significant acquisitions after June 30, 2001.

Also in July, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for a transitional impairment test. Statement 142 requires an evaluation of intangible assets and their useful lives. After transition, the impairment tests will be performed annually in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives and also reviewed for impairment in accordance with SFAS No. 121.

As of the date of adoption, the Company has unamortized goodwill in the amount of $15,632,000, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was approximately $664,036 and $733,000 for the year ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practical to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Adoption is required for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is in the process of analyzing the implications of SFAS 143 and does not believe that the adoption of this statement will have a material impact on the net earnings of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS Statement 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. SFAS Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the implications of this statement and does not expect the guidance to have a material impact on the net earnings of the Company.

2. DISCONTINUED OPERATIONS

In the fourth quarter of 2001, the Company initiated its plan to dispose of the Company's primary custom-engineered furnace business, Selas SAS (Paris), along with two other closely related subsidiaries Selas Italiana, S.r.L. (Milan) and Selas U.K. (Derbyshire). These subsidiaries form the Company's large custom-engineered furnaces division used primarily in the steel and glass industries worldwide. The furnaces engineered by this division are custom-engineered to meet customer specific requirements. These subsidiaries generated approximately $15.6 million and $27.3 million of revenue and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. The Company has accounted for the plan to dispose of the subsidiaries as a discontinued operation and, accordingly, has reclassified the historical financial data of these subsidiaries.

The following table shows the results of operations of the Company's large custom engineering business.

	Years ended December 31		
	2001	2000	1999
		(000's Omitted)	
Sales, net	$15,624	$27,322	$25,249
Costs and expenses	19,057	26,754	25,514
Operating income (loss) from operations	(3,433)	568	(265)
Other income (expense), net	(453)	(670)	(584)
(Loss) from operations before tax (benefit)	(3,886)	(102)	(849)
Income tax (benefit)	1,389	(33)	(840)
Net (loss) from discontinued operations	$(5,275)	$(69)	$(9)

The following table shows the component assets and liabilities of the Company's net assets of the discontinued operations.

	December 31,	
	2001	2000
	(000's Omitted)	
Current assets	$13,692	$19,296
Property plant and equipment, net	3,316	3,657
Other assets	8	462
Current liabilities	(9,755)	(18,713)
Other liabilities	(625)	(3,025)
Net assets of the discontinued operations	$ 6,636	$ 1,677

The Company anticipates paying the discontinued operations long-term debt of $2,273,216 and notes payable of $5,940,979 and therefore, has reclassified these amounts into continuing operations as of December 31, 2001.

Certain notes to these consolidated financial statements have been restated to reflect the Company's presentation of discontinued operations.

3. ACQUISITIONS

On January 11, 2001, the Company acquired the stock of Lectret, a Singapore manufacturer of microphone capsules. The purchase price was approximately $1.1 million with provision for contingent consideration that could increase the total purchase price to approximately $1.7 million. The purchase price was funded by additional bank borrowings of approximately $.4 million and notes payable to previous shareholders of approximately $.6 million. In October, 1998, the Company acquired a product manufacturing line from Lectret which was newly formed as RTI Technologies PTE LTD.

On April 25, 2001, a minority interest in Nippon Selas was sold to three directors of Nippon Selas for approximately $15,000.

On June 6, 2000, the Company acquired the remaining 50.1% equity interest in Nippon Selas, a Japanese sales and engineering firm previously accounted for on the equity method. The purchase price was $50,000 and the acquisition was accounted for as a purchase.

On January 12, 2000, the Company acquired the stock of Ermat S.A., a French furnace manufacturer. Ermat produces furnaces for heat treating both ferrous and non-ferrous metals. The purchase price was 11.5 million French francs (FF) or approximately $1.8 million.

The acquisitions were accounted for as a purchase and the excess of the fair value of the assets (goodwill) will be amortized on a straight-line basis over 20 years. The pro forma results of operations as if the acquisitions had occurred in the beginning of 2001 and 2000 have not been presented as the impact is not material.

4. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information:

	Years ended December 31		
	2001	2000	1999
Interest received	$ 22,507	$ 59,922	$ 50,875
Interest paid	$ 543,243	$ 540,965	$ 541,240
Income taxes paid	$1,520,975	$1,422,539	$1,121,582

5. BUSINESS SEGMENT INFORMATION

The Company has three operating segments. The Company is engaged in providing engineered heat technology equipment, replacement parts and services to industries throughout the world, the manufacture of precision miniature medical and electronic products and the manufacture of spare tire holders and lifts for manufacturers of original equipment for light trucks and vans. The results of operations and assets of these segments for the years ended December 31, 2001, 2000 and 1999 are prepared on the same basis as the consolidated financial statements. The accounting policies for each segment are described in the Company's summary of significant accounting policies. See note 1 for further information. Interest expense has been allocated to the segments based on the specific loan balance outstanding during the year. The corporate component of operating income represents corporate, general and administrative expenses. (Losses) from discontinued operations have not been allocated to any one of the business segments.

For the year ended December 31, 2001	Segments			
	Heat Technology (a)	Tire Holders, Lifts and Related Products	Precision Miniature Medical and Electronic Products	Total
Sales, net	$33,515,080	$15,007,961	$37,786,762	$86,309,803
Operating costs and expenses	31,967,080	13,964,608	36,924,326	82,856,014
General corporate expenses, net				1,260,594
Operating income	1,548,000	1,043,353	862,436	2,193,195
Interest expense	144,446		211,625	356,071
Interest expense corporate				159,276
Interest (income)	(17,046)		(80,355)	(97,401)
Other (income) expense, net	69,301	(12,636)	87,208	143,873
Income from continuing operations before income taxes	1,351,299	1,055,989	643,958	1,631,376
Income taxes	820,219	376,535	344,955	1,541,709
Income taxes (benefits) general corporate expenses, net				(567,948)
Income from continuing operations	531,080	679,454	299,003	657,615
(Loss) from discontinued operations, net of income tax				(5,274,930)
Net income (loss)	$ 531,080	$ 679,454	$ 299,003	$(4,617,315)
Depreciation and amortization	$ 471,439	$ 199,204	$ 3,354,751	$ 4,025,394
Property, plant and equipment additions	$ 193,629	$ 19,571	$ 2,118,913	$ 2,332,113
Total assets – continuing operations	$22,275,232	$ 6,289,412	$40,899,197	$69,463,841
Total assets – discontinued operations				6,636,127
Total assets	$22,275,232	$ 6,289,412	$40,899,197	$76,099,968

(a) The Company's large custom-engineered subsidiaries generated approximately $15.6 million, $27.3 million and $25.2 million of revenue in 2001, 2000 and 1999, respectively, and a loss from discontinued operations of $5.3 million, $69,000 and $9,000 in 2001, 2000 and 1999, respectively. These sales have been reclassified to discontinued operations.

For the year ended December 31, 2000

	Segments			
	Heat Technology (a)	Tire Holders, Lifts and Related Products	Precision Miniature Medical and Electronic Products	Total
Sales, net	$31,857,192	$17,784,697	$39,662,563	$89,304,452
Operating costs and expenses	31,405,853	15,624,462	36,308,306	83,338,621
General corporate expenses, net				980,580
Operating income	451,339	2,160,235	3,354,257	4,985,251
Interest expense	115,392		307,080	422,472
Interest expense corporate				151,421
Interest (income)	(20,009)		(24,563)	(44,572)
Loss of affiliate	9,341			9,341
Other (income) expense, net	(415,283)	(9,611)	6,643	(418,251)
Income from continuing operations before income taxes	761,898	2,169,846	3,065,097	4,864,840
Income taxes	295,498	801,342	1,216,265	2,313,105
Income taxes (benefits) general corporate expenses, net				(452,800)
Income from continuing operations	466,400	1,368,504	1,848,832	3,004,535
(Loss) from discontinued operations, net of income tax				(68,749)
Net income	$ 466,400	$ 1,368,504	$ 1,848,832	$ 2,935,786
Depreciation and amortization	$ 548,463	$ 210,548	$ 3,013,741	$ 3,772,752
Property, plant and equipment additions	$ 339,083	$ 244,486	$ 3,092,361	$ 3,675,930
Total assets – continuing operations	$26,628,396	$ 6,160,277	$40,127,165	$72,915,838
Total assets – discontinued operations				1,676,929
Total assets	$26,628,396	$ 6,160,277	$40,127,165	$74,592,767

For the year ended December 31, 1999

	Segments			
	Heat Technology (a)	Tire Holders, Lifts and Related Products	Precision Miniature Medical and Electronic Products	Total
Sales, net	$23,772,918	$18,565,455	$35,500,553	$77,838,926
Operating costs and expenses	22,987,265	16,444,340	33,108,532	72,540,137
General corporate expenses, net				956,459
Operating income	785,653	2,121,115	2,392,021	4,342,330
Interest expense	48,547		419,813	468,360
Interest expense corporate				65,836
Interest (income)	(17,309)		(33,563)	(50,872)
Loss of affiliate	2,181			2,181
Other (income) expense, net	214,424	(1,575)	102,885	315,734
Income from continuing operations before income taxes	537,810	2,122,690	1,902,886	3,541,091
Income taxes	824,400	774,212	612,955	2,211,567
Income taxes (benefits) general corporate expenses, net				(408,918)
Income (loss) from continuing operations	(286,590)	1, 348,478	1,289,931	1,738,442
(Loss) from discontinued operations, net of income tax				(9,282)
Net income (loss)	$ (286,590)	$ 1,348,478	$ 1,289,931	$ 1,729,160
Depreciation and amortization	$ 442,696	$ 210,848	$ 3,036,400	$ 3,689,944
Property, plant and equipment additions	$ 768,627	$ 147,614	$ 2,925,950	$ 3,842,191
Total assets – continuing operations	$19,115,220	$ 6,291,998	$37,072,946	$62,480,164
Total assets – discontinued operations				4,563,551
Total assets	$19,115,220	$ 6,291,998	$37,072,946	$67,043,715

The geographical distribution of identifiable assets and net sales to geographical areas for the years ended December 31, 2001, 2000 and 1999 are set forth below:

Identifiable Assets

	2001	2000	1999
United States	$58,343,853	$58,700,344	$54,083,677
Other	11,119,988	14,215,494	8,396,487
Discontinued operations	6,636,127	1,676,929	4,563,551
Consolidated	$76,099,968	$74,592,767	$67,043,715

Discontinued operations are primarily located in France.

Net Sales to Geographical Areas

	2001	2000	1999
United States	$42,348,803	$55,145,248	$47,338,457
France	11,690,565	9,699,839	9,830,126
Germany	3,018,314	1,893,345	2,088,390
All other countries	29,252,121	22,566,020	18,581,953
Consolidated	$86,309,803	$89,304,452	$77,838,926

Due to the nature of the Company's heat technology products, one contract may account for a large percentage of sales in a particular period; however, the Company is not dependent on any one heat technology customer on an ongoing basis.

Geographic net sales are allocated based on the location of the customer. All other countries include net sales primarily to the United Kingdom, Singapore and Canada.

Consolidated net sales in 2001 do not result from sales to any one individual customer in excess of 10% of total sales. Consolidated net sales in 2001 include approximately $22,167,000 attributable to customers in the steel industry.

Consolidated net sales in 2000 do not result from sales to any one individual customer in excess of 10% of total sales. Approximately $1,855,000 of consolidated net sales were attributable to customers in the steel industry.

Consolidated net sales in 1999 include approximately $7,983,000 or 10.3% from one customer executed by the Company's tire holders and lifts group. Approximately $957,000 of consolidated net sales were attributable to customers in the steel industry.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2001		2000	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets				
Cash, including cash equivalents	$ 3,636,673	$ 3,636,673	$ 3,782,359	$ 3,782,359
Accounts and notes receivables	17,376,784	17,376,784	22,837,518	22,837,518
Financial liabilities				
Notes payable	9,422,202	9,422,202	6,264,415	6,264,415
Trade accounts payables	10,232,880	10,232,880	9,908,141	9,908,141
Customers advance payments on contracts	2,809,988	2,809,988	2,624,038	2,624,038
Other accrued liabilities	5,100,021	5,100,021	4,590,936	4,590,936
Long-term debt	3,214,934	3,335,292	807,936	773,456

The carrying amounts shown in the table are included in the statement of financial position under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, including cash equivalents, short-term accounts and notes receivables, other current assets, notes payable to banks, trade accounts payables, and other accrued expenses: The carrying amounts approximate fair value because of the short maturity of those instruments.

Long-term debt: The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

7. INVENTORIES

Inventories consist of the following:

December 31	Raw materials	Work-in process	Finished products and components	Total
2001				
Domestic	$4,042,514	$3,584,804	$4,122,735	$11,750,053
Foreign	551,315	1,270,233	238,608	2,060,156
Total	$4,593,829	$4,855,037	$4,361,343	$13,810,209
2000				
Domestic	$3,282,829	$2,461,074	$4,444,169	$10,188,072
Foreign	455,365	533,196	200,111	1,188,672
Total	$3,738,194	$2,994,270	$4,644,280	$11,376,744

8. LONG-TERM CONTRACTS AND RECEIVABLES

Accounts and notes receivable at December 31, 2001 and 2000 include the following elements from long-term contracts:

	2001	2000
Amounts billed	$ 686,150	$2,277,383
Retainage, due upon completion		69,146
Unbilled receivables	1,118,641	738,034
Total	$1,804,791	$3,084,563

The balances billed but not paid by customers, pursuant to retainage provisions included in long-term contracts, will be due upon completion of the contracts and acceptance by the customer.

The unbilled receivables are comprised principally of amounts of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to the customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms the unbilled receivables at December 31, 2001 will be billed in 2002.

Inventories include $145,616 relating to long-term sales contracts at December 31, 2001 and $11,897 at December 31, 2000.

At December 31, 2001 and 2000, the Company had $1,689,816 and $1,457,509, respectively, of trade accounts receivable due from major U.S. automotive manufacturers. At December 31, 2001 and 2000, the Company had $4,041,653 and $5,315,136, respectively, of trade accounts receivable due from hearing aid manufacturers. The Company also had $505,064 and $2,057,770 at December 31, 2001 and 2000, respectively, in currently billed and unbilled receivables from long-term contracts for customers in the aluminum and glassware industry in North America and Europe.

The following analysis provides a detail of revenue recognition methodology by segment for the year ended December 31, 2001.

	Heat Technology	Tile Holders Lifts and Related Products	Precision Miniature Medical and Electronic Products	Total
Upon shipment	$ 9,853,850	$15,007,961	$37,786,762	$62,648,573
Percentage of completion	23,661,230			23,661,230
Total revenue	$33,515,080	$15,007,961	$37,786,762	$86,309,803

9. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

Notes payable at December 31, 2001 and 2000 are summarized below:

	2001	2000
Notes payable:		
Short-term borrowings, European banks	$6,140,731	$ 882,415
Short-term borrowings, domestic banks	2,977,526	5,382,000
Short-term borrowings, Asian banks	303,945	
Total notes payable	$9,422,202	$6,264,415

Consolidated European subsidiaries have working capital credit arrangements with European banks aggregating $8,694,000. Of this amount, $6,141,000 may be used to borrow funds for working capital or guarantee customer advance payments on contracts. The remaining $2,553,000 may be used only for guaranteeing customer advance payments, of which $2,553,000 was utilized at December 31, 2001 at interest rates ranging from .5% to .75%. At December 31, 2001 the Company's European subsidiaries had borrowings of $6,141,000, which bear interest at annual rates ranging from 5.5% to 9.05%. Certain of these credit arrangements have no expiration dates and are guaranteed by the Company. The European working capital credit arrangements were scheduled to expire April 15, 2002.

The maximum amounts of short-term borrowings and bank guarantees at any month end were $10,055,000 in 2001, $3,439,000 in 2000, and $2,327,000 in 1999. The average short-term borrowings and bank guarantees outstanding during 2001, 2000 and 1999 amounted to $8,264,000, $2,665,000 and $1,395,000, respectively. The average short-term interest rates in 2001, 2000 and 1999 for outstanding borrowings were 5.0%, 7.9% and 8.3%, respectively.

The Company and its domestic subsidiaries, entered into revolving credit loan facilities under which borrowings or letters of credit aggregating $4,500,000 and a Singapore dollar denominated term loan in the amount of $934,066 (S$1,700,000) could be outstanding at any one time. Borrowings of $2,978,000 as of December 31, 2001 under the facility bear interest at a rate of 1.5% above LIBOR (3.37375% at December 31, 2001) and a commitment fee of .25% per annum is payable on the unborrowed portion of the line. The domestic revolving loan credit facilities were scheduled to expire April 15, 2002.

The maximum amounts of short-term borrowings at any month end 2001 were $4,112,000. The average short-term borrowings outstanding during 2001 were $2,897,000. The average short-term interest rate in 2001 was 5.3%.

A subsidiary of the Company located in Singapore has a credit facility in the amount of $659,341 (S$1,200,000) of which $304,000 was outstanding at December 31, 2001. Maximum borrowings were $433,000 and average borrowings were $321,000. Borrowings under the facility bear interest at 6%, payable monthly. The Singapore credit facility was scheduled to expire April 15, 2002.

Long-Term Debt

Long-term debt at December 31, 2001 and 2000 is summarized below:

	2001	2000
Long-term debt:		
Term loans, domestic banks	$1,783,333	$ 816,667
Term loans, European banks	2,236,365	25,938
Mortgage note	682,500	772,500
Other borrowings	8,769	11,291
	4,710,967	1,626,396
Less: current maturities	1,496,033	818,460
	$3,214,934	$ 807,936

The terms of the domestic loan agreements require monthly principal payments of approximately $33,333 through February, 2006 and $58,333 to February 2002. Additional payments of principal are required depending upon the annual earnings of the Company's domestic operations and as a result of this requirement no payment is due in 2002. At December 31, 2001, the borrowings under the credit agreement bore interest, payable monthly, at an interest rate of 1.5% above LIBOR (3.37375% at December 31, 2001). The credit agreement is subject to a prepayment penalty of 3%, to the extent the loan is paid off with additional borrowings.

The Company's French subsidiary, Selas .(SAS), financed its premises outside of Paris with bank borrowings maturing August 31, 2006 with required quarterly installments of principal of $40,773 (FF 300,000). The loan carries interest payable quarterly at the Euro Interbank Offered Rate (EURIBOR) plus .7% (4.03% at December 31, 2001). The loan balance as of December 31, 2001 was $773,905 (FF 5,400,000). This loan can be prepaid, subject to a premium of 3% of the amount prepaid. The debt is secured by the land and building of Selas S.A.

The mortgage note is payable monthly at $7,500 per month and carries a variable interest rate of LIBOR plus 1.25%. At December 31, 2001 the principal balance was $682,500 and the interest rate was 3.12375%. The aggregate maturities of long-term debt for the five years ending December 31, 2006 and thereafter are as follows:

Years ending December 31	Aggregate Maturity
2002	$1,496,033
2003	1,074,077
2004	1,383,546
2005	644,247
2006	113,064
2007 and thereafter	
	$4,710,967

The domestic loan and the revolving credit loan facilities are secured by the Company's domestic assets, and the Company's domestic subsidiaries' stock. The agreements contain restrictive covenants regarding the payment of cash dividends, maintenance of working capital, net worth, and shareholders' equity, along with the maintenance of certain financial ratios. The Company and its domestic subsidiaries are required to maintain consolidated tangible capital funds of approximately $26.6 million through December 31, 2001 consisting of shareholders' equity, plus subordinated debt, less intangible assets increased annually by 60% of net income and 60% of the aggregate amount of contributions to capital.

At September 30, 2001, the Company did not meet the tangible capital funds covenant of its existing loan agreement and revolving credit facilities. The Company has obtained waivers from the bank through April 15, 2002. The Company has been negotiating with the bank to obtain new domestic revolving credit facilities, new domestic long-term financing and a new European working capital credit arrangement that is used for working capital or guarantee customer advance payment on contracts.

On April 15, 2002, the Company entered into a second waiver and amendment agreement for its domestic and foreign revolving credit and term loan facilities and obtained a new domestic supplemental credit facility in the amount of $5,000,000 to be used for additional domestic borrowing and for the issuance of advance payment guarantees. Borrowings under the amended credit facilities bear interest at LIBOR plus 1.5% to 2.5% until the sale of the discontinued operations at which time the remaining credit facilities after paydown with proceeds, if any, from the sale bear interest at LIBOR plus 1.5% to 2.0% for the remaining term of the loan and a commitment fee of .25% per annum is payable on the unborrowed portion. In addition, the Company has agreed to pay a nonrefundable commitment fee of $150,000 plus an amount equal to 2% of that portion of the gross price of the sale of the European discontinued operation in excess of 7,000,000 Euros.

The Company's domestic revolving credit loan facilities of $2,977,526 matures on January 31, 2003. The European term loan and credit facilities of $1,499,311 and $5,328,390, respectively, mature on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The domestic term loan credit facilities of $2,465,833 continue to expire during the period from July 1, 2004 and February 1, 2006. The Company's guarantee customer advance payments of $1,960,418 expire on the earlier of January 31, 2003 or the date of sale of the discontinued operations. The new domestic supplemental credit facility of $5,000,000 matures on the earlier of January 31, 2003 or the date of the sale of the discontinued operations.

In connection with the second waiver and amendment agreement, the Company has pledged as collateral substantially all of the assets of the Company's domestic and foreign subsidiaries except for those assets that are impractical to pledge under local law. The credit facilities contain restrictive covenants regarding the payment of cash dividends, capital expenditures, acquisitions, maintenance of working capital, net worth and shareholders' equity, along with the maintenance of certain financial ratios.

As of December 31, 2001, the Company was not required to maintain any financial covenants due to the receipt of a waiver from the financial institution. Management believes that the Company will be able to maintain the amended covenants through January 1, 2003.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by general economic conditions and by financial, competitive, political, business and other factors. Many of these factors are beyond our control. We believe that the amended credit facility combined with funds expected to be generated from operations, the available borrowing capacity through its revolving credit loan facilities, the potential sale of the European subsidiaries, curtailment of the dividend payment and control of capital spending will be sufficient to meet its anticipated cash requirements for operating needs. If, however, we do not generate sufficient cash or complete such financings on a timely basis, we may be required to seek additional financing or sell equity on terms which may not be as favorable as we could have otherwise obtained. No assurance can be given that any refinancing, additional borrowing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

10. DERIVATIVE FINANCIAL INSTRUMENTS

Interest rate swap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. At December 31, 2001, the Company's French subsidiary was a party to one interest rate swap agreement. The interest rate swap agreement is with major European financial institutions and has a total notional amount of $.9 million at December 31, 2001. The notional amount will decrease consistent with the terms of the related long-term debt agreement. The swap agreement requires fixed interest payments based on an effective rate of 8.55% for the remaining term through May, 2006. The subsidiary continually monitors its position and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties. Additional interest incurred during 2001, 2000 and 1999 in connection with the swap agreement amounted to $32,943, $47,648 and $69,293, respectively.

The fair value of the interest rate swap agreement was $.8 million at December 31, 2001. The fair value of this financial instrument (used for hedging purposes) represents the aggregate replacement cost based on financial institution quotes. The Company is exposed to market risks from changes in interest rates and fluctuations in foreign exchange rates.

The Company's policy is to minimize its cash flow exposure to adverse changes in interest rates. This is accomplished through a controlled program of risk management that includes the use of derivative financial instruments. The Company's objective is to maintain economically balanced interest risk management strategies that provide adequate protection from significant fluctuations in the interest markets.

Hedge uneffectiveness and the portions of derivative gains and losses excluded from assessments of hedge effectiveness related to the Company's outstanding cash flow hedges and which were recorded to earnings for the year ended December 31, 2001, were less than $0.1 million. Changes in fair value of derivatives qualifying as cash flow hedges are recorded in accumulated other comprehensive income (loss). The cumulative effect of the adoption of these statements was a decrease to other comprehensive (loss) of less than $45,000. At December 31, 2001, the net deferred after-tax hedging gain in accumulated other comprehensive income was $36,851 all of which is expected to be realized in earnings over the next twelve months ending December 31, 2002, at the time the underlying hedging transactions are realized. At various times subsequent to December 31, 2002, the Company expects gains from cash flow hedge transactions to total in the aggregate, approximately $100,000. The Company recognized its derivative gains and losses in the interest expense line of the consolidated statement of operations.

Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 2001 and 2000. At December 31, 2001 and 2000, derivative financial instruments consisted primarily of interest rate swap contracts.

11. OTHER ACCRUED LIABILITIES:

Other accrued liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Salaries, wages and commissions	$1,803,782	$1,834,511
Taxes, including payroll withholdings and VAT, excluding income taxes	992,733	681,551
Accrued pension costs	951,923	964,958
Accrued professional fees	579,200	330,955
Accrued insurance	101,463	202,534
Other	670,920	576,427
	$5,100,021	$4,590,936

12. DOMESTIC AND FOREIGN INCOME TAXES

Domestic and foreign income taxes (benefits) are comprised as follows:

	Years ended December 31		
	2001	2000	1999
Current			
Federal	$ 765,897	$1,596,045	$ 501,519
State	57,858	322,603	7,194
Foreign	212,577	269,390	744,683
	1,036,332	2,188,038	1,253,396
Deferred			
Federal	(63,773)	(67,999)	496,490
State	(16,575)	(5,942)	125,358
Foreign	17,777	(253,792)	(72,595)
	(62,571)	(327,733)	549,253
Income taxes	$ 973,761	$1,860,305	$1,802,649
Income (loss) before income taxes is as follows:			
Foreign	$ (284,348)	$ 162,322	$ 654,125
Domestic	1,915,724	4,702,518	2,886,966
	$1,631,376	$4,864,840	$3,541,091

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate based on income (loss):

	Years ended December 31		
	2001	2000	1999
Tax provision at statutory rate	34.0%	34.0%	34.0%
Valuation allowances-foreign losses	17.7	1.2	.1
Effect of foreign tax rates	2.4	(.9)	12.6
Goodwill amortization	8.5	1.9	3.9
State taxes net of federal benefit	1.7	4.4	2.5
Tax benefits related to export sales	(7.4)	(2.7)	(3.9)
Other	2.8	.3	1.7
Domestic and foreign income tax rate	59.7%	38.2%	50.9%

The significant components of deferred income taxes (benefits) for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Years ended December 31		
	2001	2000	1999
Deferred income tax (benefit)	$ (66,747)	$ (320,747)	$ 712,953
Increase (decrease) in beginning-of-the year balance of the valuation allowance for deferred tax assets	20,154	(15,661)	(176,524)
Currency translation adjustment	(15,978)	8,675	12,824
	$ (62,571)	$ (327,733)	$ 549,253
Continuing operations income tax	$ 973,761	$1,860,305	$1,802,649
Discontinued operations income tax (benefit)	1,388,738	(32,927)	(839,574)
Total income tax	$2,362,499	$1,827,378	$ 963,075

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Postretirement benefit obligations	$ 1,197,427	$ 1,234,452
Net operating loss carryforwards	1,386,218	1,387,575
State income taxes	464,332	356,371
Guarantee obligations and estimated future costs of service accruals	167,595	90,748
Employee pension plan obligations	323,654	328,086
Compensated absences, principally due to accrual for financial reporting purposes	204,508	191,541
Other	274,370	373,760
Total gross deferred tax assets	4,018,104	3,962,533
Less: valuation allowance	1,105,870	1,085,716
Net deferred tax assets	2,912,234	2,876,817
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation and capitalized interest	899,624	980,238
Other	140,787	174,418
Total gross deferred tax liabilities	1,040,411	1,154,656
Net deferred tax assets	$ 1,871,823	$ 1,722,161

Domestic and foreign deferred taxes are comprised as follows:

December 31, 2001	Federal	State	Foreign	Total
Current deferred asset	$ 1,068,263	$ 122,150	$ 331,396	$ 1,521,809
Non-current deferred asset (liability)	149,066	271,454	(70,506)	350,014
Net deferred tax asset	$ 1,217,329	$ 393,604	$ 260,890	$ 1,871,823

December 31, 2000	Federal	State	Foreign	Total
Current deferred asset	$ 1,081,603	$ 7,050	$ 368,732	$ 1,457,385
Non-current deferred asset. (liability)	89,883	271,679	(96,786)	264,776
Net deferred tax asset	$ 1,171,486	$ 278,729	$ 271,946	$ 1,722,161

The valuation allowance for deferred tax assets as of January 1, 2001 was $1,085,716. The net change in the total valuation allowance for the year ended December 31, 2001 was an increase of $20,154. The remaining valuation allowance of $1,105,870 is maintained against deferred tax assets which the Company has determined are not more than likely to be realized. Subsequently recognized tax benefits, if any, relating to the valuation allowance for deferred tax assets will be reported in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001.

At December 31, 2001 the Company has net operating loss carryforwards for foreign income tax purposes of $3,995,486 of which $617,277 expire in 2005, $914,065 expire in 2006 and $2,464,144 have no expiration date and are available to offset future foreign taxable income. The Company has recognized a valuation allowance for certain net operating loss carryforwards at foreign operations where utilization will not be realized.

No provision has been made for United States income tax which may be payable on undistributed income of the Company's foreign subsidiaries since it is the Company's intention to reinvest the unremitted earnings. Furthermore, based on current federal income tax laws, the federal income tax on future dividends will be offset by foreign tax credits in certain instances. At December 31, 2001 the Company has not recognized a deferred tax liability of approximately $57,000 on undistributed retained earnings of such subsidiaries of $169,000.

13. EMPLOYEE BENEFIT PLANS

The Company has two defined benefit pension plans. One covers salaried employees and the other plan covers union employees. The following table sets forth the plans' funded status and amounts recognized in the Company's statements of financial position at December 31, 2001 and 2000:

	December 31	
	2001	2000
Change in Projected Benefit Obligation		
Projected benefit obligation at January 1	$ 5,185,872	$ 4,996,028
Service cost (excluding administrative expenses)	157,664	188,700
Interest cost	358,074	347,668
Actuarial (gain) loss	74,144	(19,148)
Benefits paid	(353,435)	(327,376)
Projected benefit obligation at December 31	5,422,319	5,185,872
Change in Fair Value of Plan Assets		
Fair value of plan assets at January 1	5,345,128	5,450,575
Actual return on plan assets	(387,451)	262,929
Employer contributions	93,069	
Expenses	(33,014)	(41,000)
Benefits paid	(353,435)	(327,376)
Fair value of plan assets at December 31	4,664,297	5,345,128
Funded status	(758,022)	159,256
Unrecognized net actuarial (gain)	(196,216)	(1,127,997)
Unrecognized prior service cost	2,315	3,783
(Accrued) pension cost at December 31	$ (951,923)	$ (964,958)

Net periodic pension cost for these plans for the years 2001, 2000 and 1999 included the following components:

	Years ended December 31		
	2001	2000	1999
Service cost – benefits earned during the period	$ 185,465	$ 217,458	$ 240,928
Interest cost on projected benefit obligation	358,074	347,668	330,527
Expected return on assets	(410,366)	(421,230)	(376,931)
Amortization of net obligation		55,124	55,121
Amortization of prior service cost	1,468	2,146	10,427
Recognized net actuarial (gain)	(54,607)	(65,446)	(2,628)
Net periodic pension cost	$ 80,034	$ 135,720	$ 257,444

The discount rate used to determine the projected benefit obligation for both the salaried and union plans was 7% for 2001 and 7.25% for 2000 and 1999.

The projected benefit obligation was determined by using an assumed rate of increase in compensation levels of 5% for the years 2001, 2002 and 1999 for the salaried plan. The expected long-term rate of return on assets for both plans was 8%.

The Company's French subsidiary, CFR, is obligated to contribute to an employee profit sharing plan under which annual contributions are determined on the basis of a prescribed formula using capitalization, salaries and certain revenues. There was no contribution to profit sharing in 2001 or 2000, however, 1999 had expense of $110,337.

The Company has defined contribution plans for most of its domestic employees. Under these plans, eligible employees may contribute amounts through payroll deductions supplemented by employer contributions for investment in various investments specified in the plans. The Company contribution to these plans for 2001, 2000 and 1999 was $377,701, $328,452, and $383,015, respectively.

The Company provides postretirement medical benefits to certain domestic full-time employees who meet minimum age and service requirements. In 1999 a plan amendment was instituted which limits the liability for postretirement benefits beginning January 1, 2000 for certain employees who retire after that date. This plan amendment resulted in a $1.1 million unrecognized prior service cost reduction which will be recognized as employees render the services necessary to earn the postretirement benefit. The Company's policy is to pay the cost of these postretirement benefits when required on a cash basis. The Company also has provided certain foreign employees with retirement related benefits.

The following table presents the amounts recognized in the Company's consolidated balance sheet at December 31, 2001 and 2000 for postretirement medical benefits:

Accumulated postretirement medical benefit obligation:

	December 31	
	2001	2000
Change in Projected Benefit Obligation		
Projected benefit obligation at January 1	$ 1,377,085	$ 1,476,501
Service cost (excluding administrative expenses)	35,802	33,382
Interest cost	94,401	98,656
Actuarial (gain) loss	33,941	(92,154)
Benefits paid	(159,621)	(139,300)
Projected benefit obligation at December 31	1,381,608	1,377,085
Change in Fair Value of Plan Assets		
Employer contribution	159,621	139,300
Benefits paid	(159,621)	(139,300)
Fair value of plan assets at December 31	0	0
Funded status	1,381,608	1,377,085
Unrecognized net actuarial gain	606,319	676,156
Unrecognized prior service cost	984,036	1,059,731
Accrued postretirement benefit cost	$ 2,971,963	$ 3,112,972

Accrued postretirement medical benefit costs are classified as other postretirement benefit obligations as of December 31, 2001 and 2000.

Net periodic postretirement medical benefit costs for 2001, 2000 and 1999 include the following components:

	Years ended December 31		
	2001	2000	1999
Service cost	$35,802	$ 33,382	$ 34,920
Interest cost	94,401	98,656	170,180
Amortization of unrecognized prior service cost	(75,695)	(75,695)	
Amortization of unrecognized gain	(35,896)	(31,168)	(16,979)
Net periodic postretirement medical benefit cost	$18,612	$ 25,175	$ 188,121

For measurement purposes, a 8.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2001; the rate was assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption may have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement medical benefit obligation as of December 31, 2001 by $4,183 and the aggregate of the service and interest cost components of net periodic postretirement medical benefit cost for the year ended December 31, 2001 by $2,145.

The weighted-average discount rate used in determining the accumulated postretirement medical benefit obligation at December 31, 2001 was 7.0% and 2000 and 1999 were 7.25%.

The Company provides retirement related benefits to former executive employees, and to certain foreign subsidiary employees in accordance with industry-wide collective labor agreements. The liabilities established for these benefits at December 31, 2001 and 2000 were $906,985 and $659,602, respectively, and are classified as other postretirement benefit obligations as of December 31, 2001 and 2000.

14. CURRENCY TRANSLATION ADJUSTMENTS

All assets and liabilities of foreign operations are translated into U.S. dollars at prevailing rates of exchange in effect at the balance sheet date. Revenues and expenses are translated using average rates of exchange for the year. The functional currency of the Company's foreign operations is the currency of the country in which the entity resides; such currencies are the French franc, German mark, Italian lira, British pound, Singapore dollar, Portugal escudo and Japanese yen. Adjustments resulting from the process of translating the financial statements of foreign subsidiaries into U.S. dollars are reported as a separate component of shareholders' equity, net of tax where appropriate. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of operations as incurred. Foreign currency transaction gains (losses) included in the statements of operations for 2001, 2000 and 1999 were $46,007, $38,101 and ($191,420), respectively.

15. COMMON STOCK AND STOCK OPTIONS

Under the Company's 1985 and 1994 Stock Option Plans, options to an aggregate of 900,000 shares of common stock may be granted to certain officers and key employees. In 1998 the Board of Directors established a 1998 Stock Option Plan to issue up to 75,000 shares to certain non-employee Directors, both at no less than 100% of the fair market value at the date of grant. All options are exercisable until the earlier of termination pursuant to the plans or ten years from date of grant.

On February 20, 2001, the Board of Directors approved the 2001 Stock Option Plan where options of up to an aggregate of 1,000,000 common stocks may be awarded. At December 31, 2001 there were 975,000 shares available for grant.

At December 31, 2001, there were 40,000 additional shares available for grant under the 1998 plan. The per share fair value of stock options granted in 2001 ranged from $.88 to $1.54 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2001 – expected dividend yield 2.2%; risk free interest rates ranged from 4.46% to 4.99%; expected life of 6.5 years and expected volatility of the stock over the life of the options which is based on the past 11 years of the stock's activity.

The Company applies APB Opinion No. 25 in accounting for its Plans, and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date of its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amount indicated below:

	2001	2000	1999
Net income as reported	$(4,617,315)	$ 2,935,786	$ 1,729,160
Net income pro forma	$(4,753,476)	$ 2,740,476	$ 1,510,137
Basic earnings per share as reported	$(.90)	$.57	$.33
Basic earnings per share pro forma	$(.93)	$.54	$.29

Options of 40,000 were granted in 2001 and options of 131,700 were granted in 2000. No options were granted in 1999. Pro forma net income reflects options granted in 2001 and 2000. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting periods of 3 to 5 years and compensation cost for options granted prior to January 1, 1998 is not considered.

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average Exercise Price
Outstanding at January 1, 1999	603,888	$8.14
Options exercised	(19,888)	4.20
Options forfeited	(13,600)	8.40
Outstanding at December 31, 1999	570,400	$8.27
Options forfeited	(26,400)	9.35
Options expired	(3,750)	11.42
Options granted	131,700	3.13
Outstanding at December 31, 2000	671,950	$7.20
Options forfeited	(14,550)	8.04
Options expired	(78,000)	9.46
Options granted	40,000	3.09
Outstanding at December 31, 2001	619,400	$6.63

The following summarizes information about the Company's stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$2.06	15,000	10.0	$2.06	15,000	$2.06
3.12-3.70	156,700	9.16	3.22	27,007	3.13
5.35-7.75	223,000	3.53	6.26	213,000	6.19
9.06-10.50	224,700	6.0	9.72	188,820	9.77

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of unaudited quarterly results of operations.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (b)
Net sales (a)	$23,571,000	$24,918,000	$18,696.000	$19,125,000
Gross profit	$ 5,586,000	$ 5,554,000	$ 3,302,000	$ 4,894,000
Income (loss) from continuing operations net of tax	$ 629,000	$ 724,000	$ (794,000)	$ 98,000
(Loss) from discontinued operations net of tax	(331,000)	(589,000)	(582,000)	(3,772,000)
Net income (loss)	$ 298,000	$ 135,000	$ (1,376,000)	$ (3,674,000)
Earnings (loss) per share				
Basic income (loss) per share				
Continuing operations	$.12	$.14	$(.16)	$ .02
Discontinued operations	(.06)	(.11)	(.11)	(.74)
Basic income (loss) per share	$.06	$.03	$(.27)	$(.72)
Diluted income (loss) per share				
Continuing operations	$.12	$.14	$(.16)	$ .02
Discontinued operations	(.06)	(.11)	(.11)	(.73)
Diluted income (loss) per share	$.06	$.03	$(.27)	$(.71)

(a) The Company's large custom-engineered subsidiaries generated approximately $15.6 million and $27.3 million of revenue in 2001 and 2000, respectively, and a loss from discontinued operations of $5.3 million and $69,000 in 2001 and 2000, respectively. These sales have been reclassified to discontinued operations.

(b) In the fourth quarter of 2001, the Company determined that the realizability of the deferred tax assets associated with their European discontinued operations were not recoverable. The Company recognized a valuation allowance of approximately $2.7 million.

The following is a tabulation of unaudited quarterly results of operations.

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$22,411,000	$22,290,000	$22,687,000	$21,915,000
Gross profit	$ 5,840,000	$ 5,446,000	$ 4,637,000	$ 4,997,000
Income from continuing operations net of tax	$ 936,000	$ 760,000	$ 589,000	$ 720,000
Income (loss) from discontinued operations net of tax	265,000	259,000	(187,000)	(406,000)
Net income	$ 1,201,000	$ 1,019,000	$ 402,000	$ 314,000
Earnings (loss) per share				
Basic income (loss) per share				
Continuing operations	$.18	$.15	$.12	$.14
Discontinued operations	.05	.05	(.04)	(.08)
Basic income per share	$.23	$.20	$.08	$.06
Diluted income (loss) per share				
Continuing operations	$.18	$.15	$.12	$.14
Discontinued operations	.05	.05	(.04)	(.08)
Diluted income per share	$.23	$.20	$.08	$.06

Note: The sum of quarterly earnings may differ from full year amounts due to rounding.

17. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2001			2000			1999		
	Income Numerator	Shares Denominator	Per Share Amount	Income Numerator	Shares Denominator	Per Share Amount	Income Numerator	Shares Denominator	Per Share Amount
Basic Earnings Per Share									
Income (loss) available to common shareholders	$(4,617,315)	5,119,214	$ (.90)	$2,935,786	5,121,513	$0.57	$1,729,160	5,196,072	$0.33
Effect of Dilutive Securities									
Stock options		14,870			12,981			12,018	
Diluted Earnings Per Share	$(4,617,315)	5,134,084	$ (.90)	$2,935,786	5,134,494	$0.57	$1,729,160	5,208,090	$0.33

For additional disclosures regarding the stock options, see note 15.

18. CONTINGENCIES AND COMMITMENTS

The Company is a defendant along with a number of other parties in approximately 253 lawsuits as of December 31, 2001 (approximately 100 as of December 31, 2000) alleging that plaintiffs have or may have contracted asbestos-related diseases as a result of exposure to asbestos products or equipment containing asbestos sold by one or more named defendants. Due to the noninformative nature of the complaints, the Company does not know whether any of the complaints state valid claims against the Company. The lead insurance carrier has informed the Company that the primary policy for the period July 1, 1972 – July 1, 1975 has been exhausted and that the lead carrier will no longer provide a defense under that policy. The Company has requested that the lead carrier substantiate this situation. The Company has contacted representatives of the Company's excess insurance carrier for some or all of this period. The Company does not believe that the asserted exhaustion of the primary insurance coverage for this period will have a material adverse effect on the financial condition, liquidity, or results of operations of the Company. Management is of the opinion that the number of insurance carriers involved in the defense of the suits and the significant number of policy years and policy limits to which these insurance carriers are insuring the Company make the ultimate disposition of these lawsuits not material to the Company's consolidated financial position or results of operations.

The Company is also involved in other lawsuits arising in the normal course of business. While it is not possible to predict with certainty the outcome of these matters, management is of the opinion that the disposition of these lawsuits and claims will not materially affect the Company's consolidated financial position, liquidity, or results of operations.

Total rent expense for 2001, 2000, and 1999 under leases pertaining primarily to engineering, manufacturing, sales and administrative facilities, with an initial term of one year or more, aggregated $1,496,000, $1,318,000 and $1,339,000, respectively. Remaining rentals payable under such leases are as follows: 2002 – $1,441,000; 2003 – $1,431,000; 2004 – $1,356,000; 2005 – $1,237,000; 2006 and thereafter – $4,289,000.

One of the Company's subsidaries has a contractual obligation with one of its suppliers to pay minimum royalties of $450,000 and to guarantee minimum purchases of $2,122,000 of one of the supplier's products. The payments due the supplier are as follows: 2002 – $718,000; 2003 – $1,333,000; 2004 – $521,000.

19. RELATED-PARTY TRANSACTIONS

One of the Company's subsidiaries leases office and factory space from a partnership consisting of three present or former officers of the subsidiary. The subsidiary is required to pay all real estate taxes and operating expenses. In the opinion of management, the terms of the lease agreement are comparable to those which could be obtained from unaffiliated third parties. The total rent expense incurred under the lease was approximately $330,000 for 2001, 2000 and 1999. Annual lease commitments approximate $330,000 through December, 2002.

(This Page Intentionally Left Blank)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Selas Corporation of America:

We have audited the accompanying consolidated balance sheets of Selas Corporation of America and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Selas Corporation of America and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method for derivative instruments and hedging activities in 2001.

KPMG LLP

Philadelphia, Pennsylvania
April 15, 2002

Directors

MICHAEL J. MCKENNA
Chairman,
Retired Vice Chairman,
Crown Cork & Seal Company, Inc.

FREDERICK L. BISSINGER
Retired Vice Chairman, President and
Director, Allied Signal Corporation

JOHN H. DUERDEN
CEO of Xerox Engineering Systems

NICHOLAS A. GIORDANO
Former Chairman and Chief Executive Officer,
Philadelphia Stock Exchange

MARK S. GORDER
President and Chief Executive Officer,
Selas Corporation of America

ROBERT MASUCCI
Chairman of Montgomery
Capital Advisors, Inc.

Officers

MARK S. GORDER
President and Chief Executive Officer

CHRISTIAN BAILLIART
Vice President
Chairman, Selas (SAS)

JAMES C. DEUER
Vice President
President, Deuer Manufacturing, Inc.

JUDITH L. GATENS
Assistant Treasurer
Assistant Secretary

FRANCIS A. TOCZYLOWSKI
Vice President
Treasurer and Secretary

Legal Counsel

DRINKER BIDDLE & REATH LLP
One Logan Square
Philadelphia, PA 19103

Auditors

KPMG LLP
Philadelphia, PA 19103

Transfer Agent and Registrar

MELLON INVESTORS SERVICES, L.L.C.
Ridgefield Park, NJ 07660
www.mellon-investor.com

Operating Subsidiaries, Affiliates, Licensees and Sales Offices Throughout The World

Worldwide Headquarters:

Selas Corporation of America
Box 200
Dresher, PA 19025
Phone: 215-646-6600
Fax: 215-646-3536
www.selas.com

Other U.S. Offices:

***Deuer Manufacturing, Inc.** (4)
2985 Springboro West
Dayton, Ohio 45439

***RTI Electronics, Inc.** (6)
1800 Via Burton Street
Anaheim, California 92806

***Resistance Technology, Inc.** (6)
1260 Red Fox Road
Arden Hills, MN 55112
www.rti.corp.com

International Sales Offices:

AUSTRALIA

Major Furnace and Engineering Pty., Ltd. (1)
100 Fairbank Road
Clayton, Victoria 3169

FRANCE

***CFR** (1,2,5)
3 rue Ferrus
75014 Paris

***Ermat S.A.** (1,2,5)
169, Avenue Charles-de-Gaulle
69160 Tassin

***SEER** (1,2)
6, Rue de la Tuilerie
71640 Gibry

***Selas (SAS)** (1,2,3)
Parc des Barbanniers
92632 Gennevilliers

GERMANY

***Resistance Technology GmbH** (6)
Arabellastrasse 17/4
8000 Munich

***Selas Waermetechnik GmbH** (1,2)
Christinenstrauss 2
D-40880 Ratingen

ITALY

***Selas Italiana, S.r.L.** (1,2,3)
Via delle Tuberose, 14
20146 Milano

JAPAN

***Nippon Selas Co., Ltd.** (1,2)
4-3 Arakawa 7-chome, Arakawa-ku
Tokyo 116

PORTUGAL

***CFR Portugal** (1,2)
Rua da Agua Formosa, 274
Pinheiros-Marrazes
Apartado 50 - 2400 Leiria

SOUTH AFRICA

Rolling Mill Supplies & Eng. (Pty.) Ltd. (1,2,3)
P.O. Box 355
Randfontein 1760

SOUTH KOREA

AELIM Perfumery Co. Ltd. (1,2)
Room 703, Dae Dong Bldg. n° 527-21
Shinsa-dong, Kangnam-Ku
Seoul

SINGAPORE

***RTI Tech PTE LTD** (6)
26 Ayer Rajah Crescent
#04-01/02
Singapore 139944

TAIWAN, PEOPLES REPUBLIC OF CHINA AND MALAYSIA

Use Electronics (1,3)
3rd Fl. n° 54 Sec
1 Chung Hsiao East Road
Taipei

Use Electronics (1,3)
Room 3, 6th Fl n° 472
Chung Shan Road
2nd Kaohsiung

UNITED KINGDOM

***Selas Engineering UK Ltd.** (1,2,3)
Suite 5L
Business Center
NorthMill, Bridgefoot, Belper
Derbyshire, DE 56

Nordsea Gas Technology Ltd. (1)
Broadway, Globe Lane Industrial Estate
Dukinfield, Cheshire SK 16 4UU

***Subsidiary Company**
(1) Serving Steel, Metal, Glass, Ceramic and Allied Industries
(2) Heat Treating Equipment
(3) Weld Annealing Equipment
(4) Automotive Equipment
(5) Serving Glass Industry for Selas S.A.
(6) Serving Hearing Instrument, Medical, Communications and Computer Industries

Corporation of America

Worldwide Headquarters • Dresher, PA 19025
Phone 215-646-6600 • Fax: 215-646-3536
www.selas.com